

Mail Stop 4631

July 7, 2010

**via U.S. mail and facsimile**

Stephen E. Macadam, Chief Executive Officer
Enpro Industries, Inc.
5605 Carnegi Boulevard, Suite 500
Charlotte, NC 28209

>    **RE:    Enpro Industries, Inc.**
>            **Form 10-K for the Fiscal Year Ended December 31, 2009**
>            **Filed March 3, 2010**
>            **File No. 1-31225**

Dear Mr. Macadam:

    We have reviewed your response letter dated July 6, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.


Form 10-K for the Fiscal Year Ended December 31, 2009

Item 15.  Exhibits and Financial Statement Schedules, page 46

1.  We note your response to comment five in our letter dated May 21, 2010 and reissue this comment.  In this regard, we note that Item 601(b)(10) does not permit exclusion of these exhibits or schedules.  If you believe there is competitively sensitive information in the exhibits or schedules, you may file an application for confidential treatment pursuant to Rule 24b-2 under the Exchange Act, which sets forth the exclusive means for obtaining confidential treatment of information contained in a document filed under the Exchange Act.  Please also refer to Staff Legal Bulletins No. 1 and 1A, dated February 28, 1997 and July 11, 2001, respectively, which set forth the Division of Corporation Finance's views regarding the proper preparation of a request for confidential treatment.

Definitive Proxy Statement on Schedule 14A filed February 25, 2010

2.  We note your response to comment seven in our letter dated May 21, 2010 and reissue this comment in part.  In this regard, please disclose in future filings where

actual executive compensation amounts fall relative to benchmarked levels for each named executive officer and, to the extent amounts fall significantly above or below targeted amounts, please discuss the reasons for such variance. Please show us in your supplemental response what the revisions will look like.

3. We note your response to comment eight in our letter dated May 21, 2010 and reissue this comment. In this regard, we note that the disclosure referenced in your response does not explain the correlation between performance under the plans and payouts actually made to your named executive officers. Please show us in your supplemental response what the revisions will look like.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or Andy Schoeffler, Staff Attorney, at (202) 551-3748 if you have questions regarding comments and related matters.

Sincerely,


Terence O'Brien
Accounting Branch Chief